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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 4)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               The Korea Fund, Inc
                               -------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    500634100
                                 --------------
                                 (CUSIP Number)


                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 31, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                               (Page 1 of 6 Pages)
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CUSIP NO. 500634100                    13D                           PAGE 2 of 6
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       4,386,082
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     4,386,082
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,386,082
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.81%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
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CUSIP NO. 500634100                    13D                           PAGE 3 of 6
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================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       4,358,062
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     4,358,062
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,358,062
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.75%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
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CUSIP NO. 500634100                    13D                           PAGE 4 of 6
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This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on February 17, 2004 (the "Original Schedule 13D"), with Amendment No. 1 to Schedule 13D filed with the SEC on March 1, 2004 ("Amendment No. 1"), with Amendment No. 2 to Schedule 13D filed with the SEC on May 5, 2004 ("Amendment No. 2") and with Amendment No. 3 to Schedule 13D filed with the SEC on July 8, 2004 ("Amendment No. 3" and, together with Amendment No. 1 and Amendment No. 2, the "Amendments") by City of London Investment Group PLC and City of London Investment Management Company Limited relating to the shares of common stock, par value $0.01 per share (the "Shares"), of The Korea Fund, Inc., a Maryland corporation (the "Fund"). This Amendment No. 4 amends Item 4 of the Original Schedule 13D and Item 5 of the Original 13D as amended by the Amendments. All other information in the Original Schedule 13D and the Amendments remain in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Item 4 of the Original 13D as amended by the Amendments is hereby further amended by deleting the first sentence after the heading "Possible Actions" and replacing it with the following sentences:

          "The Reporting Persons believe that the Board should explore a variety of strategic alternatives designed to provide all shareholders, regardless of size, with regular opportunities to realize NAV for their Shares (less transactional fees and expenses). Among the strategic alternatives that the Reporting Persons believe should be considered are: meaningful share repurchase plans, a regular cash tender, and conversion to interval status, as well as other actions that would increase shareholders' ability to realize NAV for their Shares (less transactional fees and expenses) on a regular basis."

          Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
          Schedule 13D (although they reserve the right to develop any such plans or proposals).


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          Items 5(a) and 5(b) below are hereby amended and restated in their entirety and Item 5(c) is hereby amended as follows:

          (a) and (b). As of the date hereof, EWF, GEM, IEM, GFM, FREE, the Accounts and Global owned directly 132,036, 1,157,847, 1,142,627, 113,436, 328,994, 1,483,122 and
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CUSIP NO. 500634100                    13D                           PAGE 5 of 6
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          28,020 Shares, respectively, representing approximately 0.30%, 2.59%,
          2.56%, 0.25%, 0.74%, 3.32% and 0.06%, respectively, of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

          As of the date hereof, CLIG, through its control of CLIM and City of London Quantitative Management Ltd., is the beneficial owner of 4,386,082 Shares, representing approximately 9.81% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund)

          As of the date hereof, CLIM, through EWF, GEM, IEM, FREE, GFM and the Accounts, is the beneficial owner of 4,358,062 Shares, representing approximately 9.75% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

          (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth in Annex A to this Amendment No. 4.



                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 31, 2004


                                           CITY OF LONDON INVESTMENT GROUP PLC


                                           /s/ Barry M. Olliff
                                           ------------------------------------
                                           Name: Barry M. Olliff
                                           Title: Director





                                           CITY OF LONDON INVESTMENT MANAGEMENT
                                           COMPANY LIMITED


                                           /s/ Barry M. Olliff
                                           ------------------------------------
                                           Name: Barry M. Olliff
                                           Title: Director
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CUSIP NO. 500634100                    13D                           PAGE 6 of 6
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                                     ANNEX A
                                     -------

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                           IN THE FUND'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS



                  Number of Shares      City of London
                  of Common Stock         Fund which          Price Per Share
  Date            Purchased/(Sold)      Purchased/(Sold)            (US$)
-------          -------------------   -------------------          -----
8/11/04                 3,750                 GFM                   17.69
8/11/04                 7,500                 IEM                   17.69
8/11/04                 7,500                FREE                   17.69
8/11/04                11,250                 EWF                   17.69
8/06/04                20,000              Accounts                 16.74
8/05/04                 5,000                FREE                   17.31
8/05/04                15,000                 IEM                   17.31
8/04/04                 3,500                 IEM                   17.01
8/04/04                 1,000                 EWF                   17.01
7/28/04                20,000              Accounts                 17.31
7/27/04                 5,400                 GEM                   17.17
7/26/04                10,900                 IEM                   17.15
7/06/04                25,000                 GEM                   18.08
6/25/04                 4,000              Accounts                 18.55
6/24/04                96,200              Accounts                 18.39
6/17/04                 2,200                 GFM                   18.19
6/03/04                13,100              Accounts                 18.16